UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(Translation of registrant’s name into English)

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Material Modification to Rights of Security Holders

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

Hudson Capital Inc. (the “Company”) would like to remind its members that commencing at market open on October 29, 2020, the Company’s ordinary shares will begin trading on a 5:1 reverse split adjusted basis.

On October 26, 2020, the Company filed Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs of the British Virgins Islands (the “BVI”) to effect a 5-for-1 reverse stock split (the “Reverse Split”) of the Company’s ordinary shares.

As previously reported, on October 13, 2020, the Company’s Board of Directors approved the Amended and Restated Memorandum and Articles of Association to effect the Reverse Split. In connection with the Reverse Split, a vote of the members of the Company is not required and as such, no member vote or meeting of members was held. The Reverse Split is intended to increase the market price per share of the Company’s ordinary shares to allow the Company to maintain its NASDAQ Capital Market listing.

As a result of the Reverse Split, every five (5) ordinary shares will be automatically combined into one (1) ordinary share. In connection with the Reverse Split, the Company’s par value per share will be increased from $0.001 to $0.005.

No fractional shares will be issued as a result of the Reverse Split. Shareholders who otherwise would be entitled to a fractional share because they hold a number of ordinary shares not evenly divisible by the one (1) for five (5) reverse split ratio, will automatically be entitled to receive an additional fractional share of ordinary shares to round up to the next whole share.

The Company’s transfer agent, Transhare Securities Transfer and Registrar will act as the exchange agent. Adjustments made to ordinary shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact Transhare Securities Transfer and Registrar for further information at (303) 662-1112.

The foregoing description of the Reverse Split does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amended and Restated Memorandum and Articles of Association, a copy of which is filed with this report as Exhibit 3.1 and is incorporated into this report by reference.

Exhibits

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2020	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer